earthdog - Cash Summary

Cash Summary

earthdog
For the 12 months ended 31 December 2016
Excluding Sales Tax

	Dec 2016
Income	
cin7 sales	261,024.27
freight sales	23,697.84
less sales returns & discounts	(234.50)
Total Income	**284,487.61**
Less Operating Expenses	
advertising	634.29
animals	7,752.12
bank charge	6.32
building repairs	979.75
cin7 adjustments	(369.24)
cin7 cogs	42,974.76
cin7 purchase direct cost	27,605.09
defective inventory	316.00
Donation	3,436.53
don't know	1,616.65
dues & subscriptions	7,259.23
equipment	871.78
federal taxes	6,250.00
finance charges	17,229.30
freight (cogs)	26,982.95

ind contractor - COGS	100.00
Insurance - General (dwelling)	1,746.33
insurance - medical	6,410.05
life insurance - officer	2,000.00
materials (COGS)	2,374.25
merchant credit fees	8,733.17
miscellaneous	1,732.58
officer salary	123,500.00
sales rep commissions	1,721.86
supplies	3,556.79
supplies : computer	759.26
supplies: office	552.41
tax preparation	1,704.99
taxes, licenses & permits	1,058.16
telephone	3,728.66
travel	1,103.12
utilities	1,303.12
website	4,605.93
Total Operating Expenses	**310,236.21**
Operating Surplus (Deficit)	**(25,748.60)**
Plus Non Operating Movements	
inventory	5,970.86
sales tax payable	(254.00)
uncleared checks	(3,154.29)
loan	15,000.00
Total Non Operating Movements	**17,562.57**
Sales Tax Movements	
Sales Tax Inputs	(21.97)
Sales Tax Outputs	216.30
Net Sales Tax Movements	**194.33**
Net Cash Movement	**(7,991.70)**
Summary	
Opening Balance	(147,246.35)
Plus Net Cash Movement	(7,991.70)

| Closing Balance | (155,238.05) |